Fresh Harvest Products, Inc.

280 Madison Ave Suite 1005

New York, New York 10016

July 5, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Mail Stop 3561

Washington, DC  20549

Attention:

H. Christopher Owings, Assistant Director

Angie Kim, Staff Attorney

Catherine Brown, Staff Attorney

Re:

Fresh Harvest Products, Inc.

Amendment No. 1 to

Preliminary Proxy Statement on Schedule 14A

Filed May 26, 2011

File No. 000-51390

Ladies and Gentlemen:

Fresh Harvest Products, Inc. (the “Company”) confirms receipt of the letter dated June 14, 2011 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing.  We are responding to the Staff’s comments as set forth below.  The Staff’s comments are set forth below in bold, followed by the Company’s response.  The Company is filing Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A (the “Amended Proxy Statement”) with this response letter.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

General

Comment #1:

To the extent comments below also apply to your Annual Report on Form 10-K that we are concurrently reviewing, please revise your Form 10-K accordingly.

Response:

In accordance with the Staff’s comment, the Company has revised its Annual Report on Form 10-K/A for the fiscal year ended October 31, 2010.  The Company filed Amendment No. 2 to its Annual Report on Form 10-K/A with the Commission on July 5, 2011.

Why are additional shares of common stock being authorized, page 2

Comment #2:

We note inconsistencies in your disclosures regarding the number of shares of Series A preferred stock you have issued. For example, your disclosure in the first and second paragraphs under this heading states that the company has issued 300,000 shares of Series A preferred stock to A.C. La Rocco and an additional 2,010,003 shares of Series A preferred stock between March 4, 2011 and March 8, 2011, or a total of 2,310,003 shares when combined with the A.C. La Rocco shares. Under the headings “Issuance to Take and Bake, Inc.” on page 27 and “Other Issuances of Series A Preferred Stock” beginning on page 27, you disclose the issuance of a total of 2,290,003 shares of Series A preferred stock. We also note your disclosure on page 4 in your Form 8-K filed on March 9, 2011 that you issued an aggregate of approximately 1,252,759 shares of Series A Preferred Stock to creditors as conversion of debt, which is inconsistent with your statement on page 28 of your preliminary proxy statement that you issued an aggregate of approximately 1,232,759 shares of Series A Preferred Stock to creditors as conversion of debt. Please reconcile these statements and revise your filing accordingly.

Response:

The Company respectfully informs the Staff that the total number of shares of Series A Convertible Preferred Stock issued by the Company is 2,290,003 and that the correct number of shares issued to creditors was 1,232,759.  In accordance with the Staff’s comment, the Company has revised the Amended Proxy Statement.  Please see page 1 of the Amended Proxy Statement.

Settlement Agreement, page 35

Comment #3:

Please confirm to us that your description of the settlement agreement discloses the material terms of this agreement or revise to disclose the material terms.

Response:

The Company respectively confirms to the Staff that the Company believes that the description of the settlement agreement discloses the material terms of such agreement.

The Company acknowledges that:

■

the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

■

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

■

the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that this response satisfactorily responds to your request. Should you require further information, please contact our legal counsel Clayton Parker, Esq. at (305) 539-3306.

Very truly yours,

/s/ Michael Jordan Friedman

President and Chief Executive Officer